As Filed With the Securities and Exchange Commission on June 21, 2002

Registration No. -________________

SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

ENDOLOGIX, INC.

formerly known as
Radiance Medical Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware	68-0328265
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13900 Alton Parkway, Suite 122, Irvine, California 92618
(949) 595-7200
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Franklin D. Brown
Chief Executive Officer
Endologix, Inc.
13900 Alton Parkway, Suite 122, Irvine, California 92618
(949) 595-7200

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:
Lawrence B. Cohn, Esq.
Daniel P. Murphy, Esq.
Stradling Yocca Carlson & Rauth,
A Professional Corporation
660 Newport Center Drive
Newport Beach, California 92660
(949) 725-4000

     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of securities	Amount to be	Proposed maximum	Proposed maximum	Amount of
to be registered	registered	offering price per share(1)	aggregate offering price(1)	registration fee

Common Stock, $.001 par value	15,713,923(2) shares	$0.98	$15,399,645	$1,416.78

(1)	The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) using the average of the high and low price reported by the Nasdaq National Market for the Common Stock on June 18, 2002, which was approximately $0.98 per share.

(2)	The number of shares of Common Stock registered hereunder represents 11,140,541 shares which were issued at the closing of the merger of RMS Acquisition Corp., a wholly-owned subsidiary of the Registrant (the Registrant was formerly known as Radiance Medical Systems, Inc.) with and into (the former) Endologix, Inc. (“Endologix”). Based on Registrant’s good faith estimate, the number of such shares of Common Stock registered hereunder also includes an additional 4,573,382 shares which may be issued to stockholders of the former Endologix upon the achievement of a milestone.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS

15,713,923 Shares

Endologix, Inc.
(formerly known as Radiance Medical Systems, Inc.)

Common Stock

     The stockholders listed in this prospectus under the section entitled “Selling Stockholders” may offer and sell a total of 15,713,923 shares of our common stock, par value $0.001 per share, received pursuant to the merger of a wholly-owned subsidiary of ours with and into (the former) Endologix, Inc. (“Endologix”). After the merger, Radiance Medical Systems, Inc. changed its name to “Endologix, Inc.”

     The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. We will not receive any proceeds from the selling stockholders’ sale of the shares of common stock. We have agreed to bear the expenses in connection with the registration and sale of the common stock offered by the selling stockholders and to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. See the section in this prospectus titled “Plan of Distribution” for additional information on how selling stockholders may conduct sales of our common stock.

     Our common stock currently is traded on the Nasdaq National Market under the symbol “ELGX.”

Investing in our Common Stock involves a high degree of risk.
See “Risk Factors” beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is June __, 2002.

FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
EXHIBIT INDEX
EXHIBIT 5.1
EXHIBIT 23.2
EXHIBIT 23.3

i

FORWARD-LOOKING STATEMENTS

     This prospectus, including reports and documents incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934, including statements regarding our capital needs, product development programs, clinical trials, receipt of regulatory approval, intellectual property, expectations and intentions. Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus. You should read the factors set forth in the section entitled “Risk Factors” and other cautionary statements made in this prospectus carefully, and understand that those factors and statements are applicable to all related forward-looking statements wherever they appear in this prospectus and in documents incorporated by reference. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions including, among other things:

•	research and development of our products;

•	development and management of our business and anticipated trends on our business;

•	our ability to attract, retain and motivate qualified personnel;

•	our ability to attract and retain customers;

•	the market opportunity for our products and technology;

•	the nature of regulatory requirements that apply to us, our suppliers and competitors and our ability to obtain and maintain any required regulatory approvals;

•	our future capital expenditures and needs;

•	our ability to obtain financing on commercially reasonable terms;

•	our ability to compete;

•	general economic and business conditions; and

•	other risk factors set forth under “Risk Factors” in this prospectus.

     You can identify forward-looking statements generally by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “intends,” “plans,” “should,” “could,” “seeks,” “pro forma,” “anticipates,” “estimates,” “continues,” or other variations thereof, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions.

     Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, either as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements.

ENDOLOGIX, INC.
(formerly known as
Radiance Medical Systems, Inc.)

     On May 29, 2002, we acquired (the former) Endologix, Inc., a medical device company that designs, develops, manufactures, markets and sells minimally invasive therapies for the treatment of cardiovascular disease. Endologix’s principal product, the PowerLink System, is a catheter-based alternative treatment for abdominal aortic aneurysm, or AAA. AAA is a weakening of the wall of the aorta, the largest artery of the body. Once AAA develops, it continues to enlarge and if left untreated becomes increasingly susceptible to rupture. The overall patient mortality rate for ruptured abdominal aortic aneurysms is approximately 75%. AAA is the 13th leading cause of death in the United States today.

     The PowerLink System is a catheter and endoluminal graft, or ELG, system consisting of a self-expanding stainless steel stent cage that is covered by PTFE, a common surgical graft material. The PowerLink ELG is implanted in the abdominal aorta, gaining access through the femoral artery. Once deployed into its proper position, the blood flow is shunted away from the weakened, or aneurysmal, section of the aorta, reducing pressure and the potential for the aorta to rupture. We believe that implantation of the PowerLink System can reduce the mortality and morbidity rates associated with conventional AAA surgery. We intend to focus our development efforts on obtaining U.S. regulatory approval of the PowerLink System.

     We also have developed proprietary devices to deliver radiation to prevent the recurrence of blockages in arteries, or restenosis, following balloon angioplasty, vascular stenting and other interventional treatments of blockages in coronary and peripheral arteries. We incorporate our proprietary RDX technology into catheter-based systems that deliver beta radiation to the site of a treated blockage in an artery in order to decrease the likelihood of restenosis. The application of beta radiation inside the artery at the site of a blockage has proven clinically effective in inhibiting cell proliferation, a cause of restenosis. We designed the RDX system to provide safe and effective treatment for the prevention of restenosis without many of the disadvantages inherent in alternative radiation delivery systems. Although we plan to complete our remaining clinical trials involving the RDX system, unless initial positive results from studies involving competing drug coated stent technologies prove inaccurate, the market for the RDX system likely will be limited and we will not seek RDX system coronary pre-market approval, or PMA, with the U.S. Food and Drug Administration, or FDA.

     Prior to developing the RDX system, we manufactured and marketed coronary stents, coronary stent delivery systems and balloon dilatation catheters for coronary applications. We licensed our proprietary Focus balloon technology to Guidant Corporation for use in Guidant’s stent delivery systems. The primary source of our revenues consist of royalties from this license, supplemented by sales of our PowerLink System in Europe.

     Our main offices are at 13900 Alton Parkway, Suite 122, Irvine, California 92618, and our phone number is (949) 595-7200.

     Recent Developments

     In September and November 2001, three companies published the first feasibility clinical study data for drug coated stents, a competing technology to our RDX system. While our RDX system uses beta radiation to treat restenosis resulting from angioplasty procedures, drug-coated stents have drugs that inhibit cell proliferation to limit restenosis. Though drug-coated stent feasibility trials were on a relatively small cohort of patients, all three companies reported restenosis rates near or at zero percent. In addition, in March 2002 clinical investigators for Johnson & Johnson reported positive data involving drug coated stents that showed zero restenosis after a 12 month period. Finally, in addition to the positive data regarding the ability of drug coated stents to treat de novo restenosis, recently released Brazilian research data from a small two year study of 30 patients indicates that drug coated stents are effective in treating in-stent restenosis. Unless clinical study data involving drug-coated stents from the pivotal, larger studies planned or in progress show restenosis rates significantly higher than reported in pilot studies, the market for the RDX system likely will be limited.

     As a result, in order to conserve cash prior to assessing the outcome of our BRITE II clinical study and deciding whether to make our RDX system coronary pre-market approval, or PMA, filing with the FDA, and to position ourselves to take advantage of strategic alternatives, we decided in September 2001 to restructure our operations. Our restructuring plan consisted of the following:

•	Discontinue marketing and manufacturing of the RDX system in Europe and other international markets in the third quarter of 2001;

•	Discontinue marketing and manufacturing of products using our Focus technology subject to fulfillment of outstanding orders;

•	Cease clinical trials for the RDX system in Japan;

•	Involuntary termination of 55 employees, which we completed in the first quarter of 2002; and

•	Search for additional commercial opportunities by evaluating technologies outside of radiation therapy, which culminated on May 29, 2002 in our acquisition of (the former) Endologix and its PowerLink System and ELG based technology, which is now the focus of our development efforts.

RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. An investment involves a high degree of risk.

     Risks Related To Our Business

We expect to incur losses for the foreseeable future and may never achieve profitability.

     From our formation in 1992 to December 31, 2001, we have incurred a cumulative net loss of approximately $61.4 million. We incurred a net loss of $15.6 million for the year ended December 31, 2001 and incurred a net loss of $5.5 million for the year ended December 31, 2000. We do not anticipate profitable operations for at least the next two years, and it is possible that we may never achieve profitability. Even if we eventually generate significant revenues from sales, we nevertheless expect to incur significant operating losses over the next several years as we continue our research and development activities, and our expenditures related to clinical testing and product development. Our ability to become profitable will depend on whether and how quickly we obtain regulatory approvals for the PowerLink System and our success in bringing the PowerLink System to market.

We cannot assure you that we will be able to obtain regulatory approvals for the PowerLink System.

     We need to complete a U.S. pivotal human clinical trial for the PowerLink System. The PowerLink System and related products are the only products we currently are pursuing development of and none has been approved for marketing by the Food and Drug Administration, or FDA. Prior to granting approval, the FDA may require more information or clarification of information provided in our regulatory submissions, or more clinical studies, which could require significant additional expenditures. If granted, the FDA may impose limitations on the uses for which or how we may market the PowerLink System. Should we experience delays or be unable to obtain regulatory approvals, we may never generate significant revenues, and our business prospects will be substantially impaired.

Even if we receive necessary regulatory approval, we may not be able to commercialize the PowerLink System successfully.

     The PowerLink System and any other product that we choose to develop require significant testing. Our development of products is subject to the risks of failure commonly experienced in the development of new products based on innovative or novel technologies. Any or all of these proposed technologies and products might prove to be ineffective, unsafe or uneconomical to manufacture commercially. Even if our products are safe and effective, we cannot guarantee that we will be able to manufacture or market them successfully, either on our own or through third parties, or that we will manage the expansion of our operations successfully.

Approximately 60% of our revenues on a pro forma basis are royalties from our Focus technology license agreement with Guidant.

     Our current revenues depend on the number of stent delivery systems that incorporate our Focus technology that are sold by Guidant Corporation, supplemented by sales of our PowerLink System in Europe. Approximately 84% of our total revenues in the year ended December 31, 2001 were revenues pursuant to a license agreement with Guidant. On a pro forma basis for the year ended December 31, 2001, and assuming the acquisition of the former Endologix had occurred on January 1, 2001, revenues from our license agreement with Guidant would represent approximately 60% of our total revenues, factoring in sales of the (former) Endologix’s PowerLink System in Europe, and clinical sales in the U.S., for the same period. The license agreement grants Guidant the right to manufacture and distribute stent delivery products using our Focus technology, including exclusive rights within the United States. Under the agreement, we receive royalty payments based upon the sale of products using the Focus technology. We expect that our revenues from the Guidant license agreement will decline over the next few years as technological changes in the stent market make our Focus stent technology obsolete. Our revenues may decline precipitously, and our business may be harmed, if Guidant:

•	terminates the license agreement;

•	is unable to sell stent delivery systems that incorporate our Focus technology; or

•	does not incorporate our Focus technology into future generations of its stent delivery systems.

If we receive regulatory approval for our products and decide to market them, we will need to grow rapidly. Rapid growth may strain the capabilities of our managers, operations and facilities and, consequently, could harm our business.

     If we obtain the required U. S. regulatory approval for our products, commercial-scale production will require us to expand our operations. Rapid growth may strain our managerial and other organizational resources. Our ability to manage our growth will depend on the ability of our officers and key employees to:

•	manage the simultaneous manufacture of different products efficiently and integrate the manufacture of new products with existing product lines;

•	address difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel; and

•	implement and improve our operational, management information and financial control systems.

We are dependent on our supplier of PTFE for our PowerLink System products.

     We currently rely on IMPRA, Inc., a subsidiary of C.R. Bard, Inc., for our supply of PTFE, the surgical graft material used in our PowerLink System products. We have a supply agreement with IMPRA that expires December 31, 2007, and renews automatically each year unless one party notifies the other that it does not want to renew. If we are unable to obtain PTFE from IMPRA on a timely basis or at all, our business prospects will be impaired substantially and we may suffer severe financial harm if we are unsuccessful in obtaining PTFE from another source.

We will not seek U.S. regulatory approval of the RDX system if we do not believe that it can compete against drug-coated stents or other rival products.

     Unless clinical study data involving drug-coated stents from the pivotal, larger studies planned or in progress show restenosis rates significantly higher than reported in pilot studies, the market for the RDX system likely will be limited. Depending upon our estimate of the market for our RDX system based on the clinical data for drug-coated stents or other products, we may not seek U.S. regulatory approval to market the RDX system.

Our operations are capital intensive, and we may need to raise additional funds in the future to fund our operations.

     Our activities are capital intensive. Our current cash balance may not be sufficient to reach FDA approval for the PowerLink System, and it will not be sufficient to fund the development of both of the PowerLink System and the RDX system to FDA approval. Although we believe that our cash and anticipated revenues from operations will be sufficient to meet our planned capital requirements at least through the first quarter of 2004, we most likely will require additional capital thereafter. Our cash requirements in the future may be significantly different from our current estimates and depend on many factors, including:

•	the scope and results of our clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	the costs involved in obtaining and enforcing patents or any litigation by third parties regarding intellectual property;

•	the establishment of high volume manufacturing and sales and marketing capabilities; and

•	our success in entering into collaborative relationships with other parties.

     To finance these activities, we may seek funds through additional rounds of financing, including private or public equity or debt offerings and collaborative arrangements with corporate partners. We may be unable to raise funds on favorable terms, or not at all. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. If we issue debt securities, these securities could have rights superior to holders of our common stock, and could contain covenants that will restrict our operations. We might have to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to our technologies, product candidates or products that we otherwise would not relinquish. If adequate funds are not available, we might have to delay, scale back or eliminate one or more of our development programs, which would impair our future prospects.

We rely on a single vendor to supply our radioactive sources and perform final assembly of the RDX system, and any disruption in our supply could delay or prevent us from completing our clinical trials.

     Although we did manufacture components and sub-assemblies for the RDX system, we do not apply the beta radiation. Currently, we rely on a small, U.S. based manufacturer to supply us with radioactive source balloons for use in clinical trials. In addition, our reliance on sole source manufacturers exposes our operations to disruptions in supply caused by:

•	failure of our suppliers to comply with regulatory requirements;

•	any strike or work stoppage;

•	disruptions in shipping;

•	a natural disaster caused by fire, floods or earthquakes;

•	a supply shortage experienced by our sole source manufacturer; and

•	the fiscal health and manufacturing strength of our contract manufacturer.

     The occurrence of any of the above disruptions in supply or other unforeseen events that could cause a disruption in supply from our sole source contract manufacturer likely would cause us to halt or delay our clinical trials. Because of the short shelf life of the RDX system, it is unlikely that we would have sufficient inventory to mitigate the adverse impact of any supply disruption. In addition, the risk of a supply disruption could occur because our supplier fails to comply with extensive radiation safety regulations in the United States. The complexity of these regulations and the danger inherent in handling radioactive material increases the possibility of a supply disruption by one of our contract manufacturers. Because we do not have alternative suppliers and manufacturers, our sales and profitability would be harmed in the event of a disruption.

If we decide to complete development and market the RDX system, the short shelf life of the RDX system will require us to develop an efficient distribution system and increases the likelihood of product waste, reduced margins and losses.

     The beta radiation we use in the RDX system has a relatively short half-life. Therefore, we expect the RDX system to have a shelf life of approximately 12 days, which will make it critical for us and for our contract manufacturers to ship the products as close to the date of use as possible before the radioactive isotope decays into stable, non-radioactive elements. To do this, we will need to develop an efficient distribution system with a high degree of coordination among a contract manufacturer, the distributor, the shipping carrier, the end user and us if we eventually market the product in the U.S.

     If we fail to establish adequate shipping and logistic capabilities or manufacturing sources, we will be unable to commercialize the RDX system successfully even if we decide to pursue its development. Moreover, even if we establish an efficient distribution system, any disruption or lack of coordination will result in product waste, which would reduce our margins and may make sales of the RDX system unprofitable. As a result, unless we produce the RDX system for coronary applications, the manufacturing and marketing of the RDX system for treatment of peripheral vascular disease most likely will not be commercially viable.

The use of radioactive material in our RDX system may increase our risk in the event of product liability claims or accidental exposure.

     Our third party manufacturer of the RDX system must comply with extensive radiation safety regulations in the United States that govern the import/export, manufacture, distribution, use and disposal of radioactive materials. For example:

     •     a manufacturer, supplier and distributor must obtain licenses from United States and international nuclear regulators, as applicable, such as the U.S. NRC, to distribute radiation sources commercially;

     •     a manufacturer, supplier and distributor must comply with U.S. or international nuclear regulations, U.S. Department of Transportation and International Air Transport Association regulations, as applicable, governing the labeling and packaging requirements for shipment of radiation sources to hospitals or to the other users of the RDX system; and

     •     hospitals may need to obtain or expand their licenses to use and handle beta radiation prior to using the RDX system.

     Violations of these regulations and laws by us, our suppliers or our distributors, or any malfunctions of our system or errors by hospitals and physicians in administering treatment, could result in accidental contamination or injury, as well as unexpected remedial costs and penalties. Any such violation or incident could lead to suspension of our trials of the RDX system. Regulatory enforcement action such as civil penalties or license suspension or revocation likewise could lead to suspension of our clinical trials. Even if our clinical trials are not affected, we may need to spend substantial funds to litigate and defend ourselves from any claims or pay any settlements. In addition, because the RDX system is a new treatment, any similar regulatory violations or incidents involving our competitors could reduce the likelihood of regulatory approval for the RDX system or could delay or erode acceptance of the RDX system by physicians and patients.

     In the event of an accidental release of radioactive material into a patient, we may face significant liability to the patient, to medical personnel exposed to the release and to other third parties affected by the exposure. Although we maintain product liability insurance, in the event of such a release, our liability would be difficult to estimate, as it would depend on such factors as the nature and extent of the exposure to the radiation and the probable long-term effects of such an exposure. The liability could materially exceed our product liability insurance limits.

We will need to devote significant resources to market our products and technology to physicians in order to achieve market acceptance. Our business will suffer if we fail to achieve market acceptance.

     We cannot predict the clinical acceptance by physicians of the PowerLink System. Our customers or potential customers may be reluctant to use the PowerLink System for a number of reasons, including the requirements for adoption of changes in the method of conducting business and the education needed to use new products. Any perceived problems with the reliability or functionality of our products could discourage use of our products. Other companies may have superior resources to market similar products or technologies or have superior technologies and products to market. Therefore, even if our products gain regulatory approval, we will need to spend significant resources prior to achieving market acceptance of our products. Any failure of our products to achieve commercial acceptance, or any inability on our part to devote the requisite resources necessary to market our products, will harm our business.

We may rely on third-party distributors to sell and market any product we develop. They may do so ineffectively.

     We may depend on medical device distributors and strategic relationships, some of which may be with our competitors, to distribute our products. Significant consolidation among medical device suppliers has made it increasingly difficult for smaller suppliers like us to distribute products effectively without a relationship with one or more of the major suppliers. Consequently, we may enter into agreements with third parties to distribute any product we develop. If we enter into such relationships, we will depend directly on their efforts to market the product, yet we will be unable to control their efforts completely. If our distributors fail to market and sell our products effectively, our operating results and business may suffer substantially, or we may have to make significant additional expenditures to market our products.

The RDX system may rely upon our non-exclusive sub-license of the Hehrlein patents from Bebig. We may lose the rights to the Hehrlein patents and be forced to re-configure our existing base technology and seek new regulatory approvals.

     We own two United States patents and own several pending patent applications relating to the proprietary devices comprising the RDX system. We also have obtained a non-exclusive license from Bebig to utilize technology covered by the Hehrlein patents concerning the uniform application of radiation to a balloon. The license with Bebig expires in November 2002, although either party may renew the sub-license through the date that the license expires, at which time the rights to the Hehrlein patents will revert to Hehrlein. If we subsequently decide to market the RDX system, we may be unable to obtain the rights to the Hehrlein patents. Furthermore, either party may terminate the sub-license for material breach. In the event that Bebig terminates the sub-license, we may be forced to re-design the RDX system to allow for the application of radiation to the balloon catheter in a manner that is still effective in treating restenosis, and also may need to seek new regulatory approvals, which would substantially delay product sales.

The market for our products is highly competitive, and competing medical device technologies may prove more effective in treating these conditions than our product candidates.

     Competition in the market for devices used in the treatment of cardiovascular and peripheral vascular disease is intense, and we expect it to increase. Our products will compete with treatment methods that are well established in the medical community, as well as treatments based on new technologies. We face competition from manufacturers of other devices, grafts, vascular stents and pharmaceutical products intended to treat cardiovascular disease.

     The most significant treatments that pose a competitive challenge to us include:

•	Guidant’s Ancure device;

•	Medtronic’s AneuRx and Talent devices;

•	Cook’s Zenith device;

•	WL Gore’s Excluder device;

•	Edwards LifeSciences LifePath device; and

•	TeraMed’s Ariba device.

     Any of these treatments could prove to be more effective or may achieve greater market acceptance than the PowerLink System. Even if these treatments are not as effective as the PowerLink System, many of the companies pursuing these treatments and technologies have:

•	significantly greater financial, management and other resources;

•	more extensive research and development capability;

•	the mix between pilot production of new products and full-scale manufacturing of existing products;

•	established market positions;

•	larger sales and marketing organizations; and

•	variations in foreign exchange rates.

     In addition, we believe that many of the purchasers and potential purchasers of our competitors’ products prefer to purchase products from a single source. Accordingly, many of our competitors, because of their size and range of product offerings, will have an advantage over us.

Our future operating results are difficult to predict and may vary significantly from quarter to quarter. This fluctuation may negatively impact our stock price in the future.

     Because the PowerLink System and other products are still in the research and development phase, we cannot predict when, if ever, we will have revenues based on the U.S. sales of our products. Also, our current revenues are attributable primarily to a license agreement with Guidant, which limits our ability to predict future revenues. Moreover, we expect revenues pursuant to the license agreement with Guidant to diminish in the future as technology changes. In addition to the foregoing factors, our quarterly revenues and results of operations have fluctuated in the past and may fluctuate in the future due to:

•	the conduct of clinical trials;

•	the timing of regulatory approvals;

•	fluctuations in our expenses associated with expanding our operations;

•	new product introductions both in the United States and internationally; and,

•	changes in third-party payors’ reimbursement policies.

     Therefore, we believe that period to period comparison of our operating results may not necessarily be reliable indicators of our future performance. It is likely that in some future period our operating results will not meet your expectations or those of public market analysts.

     Any unanticipated change in revenues or operating results is likely to cause our stock price to fluctuate since such changes reflect new information available to investors and analysts. New information may cause investors and analysts to revalue our stock, which could cause you to lose some or all of the value of your investment.

If we fail to satisfy Nasdaq National Market listing requirements, Nasdaq may delist our stock from trading on The Nasdaq National Market.

     Our common stock currently is listed for trading on The Nasdaq National Market under the symbol “ELGX.” To continue our listing on The Nasdaq National Market, we must maintain, among other requirements, net tangible assets of at least $4.0 million, a minimum bid price of $1.00 per share, and a market value of our public float of at least $5.0 million. However, Nasdaq has announced a change in its requirements for continued listing. Effective November 1, 2002, we must maintain stockholders’ equity of at least $10.0 million or market capitalization of at least $50.0 million for continued listing on The Nasdaq National Market. In the event that we fail to satisfy the listing standards on a continuous basis, our common stock may be removed from listing on The Nasdaq National Market. If Nasdaq delists our common stock from The Nasdaq National Market, trading of our common stock would be conducted on the Nasdaq SmallCap Market, the over-the-counter market on the so-called “pink sheets” or, if available, the NASD’s “Electronic Bulletin Board.” As a result, stockholders would find it more difficult to purchase and sell, or to obtain accurate quotations as to the value of, our common stock, and the trading price per share could be reduced.

Our international sales expose our business to a variety of risks that could result in significant fluctuations in our operating results.

     A significant portion of our total sales in fiscal year 2001 were to foreign purchasers, particularly in countries located in Europe, Japan and South America. We plan to increase the sales of our products to foreign purchasers in the future. As a result, a significant portion of our sales is and will continue to be subject to the risks of international business, including:

•	fluctuations in foreign currencies;

•	trade disputes;

•	changes in regulatory requirements, tariffs and other barriers;

•	the possibility of quotas, duties, taxes or other changes or restrictions upon the importation or exportation of our products being implemented by the United States or foreign countries;

•	timing and availability of import/export licenses;

•	political and economic instability;

•	difficulties collecting accounts receivable;

•	difficulties complying with laws;

•	increased tax exposure if our revenues in foreign countries are subject to taxation by more than one jurisdiction;

•	accepting customer purchase orders governed by foreign laws, which may differ significantly from U.S. laws and limit our ability to enforce our rights under such agreements and to collect damages, if awarded; and

•	the general economies of the countries in which we transact business.

     Risks Related To Our Industry

Our products and manufacturing activities are subject to extensive governmental regulation that could make it more expensive and time consuming for us to introduce new and improved products.

     Our products must comply with regulatory requirements imposed by the FDA and similar agencies in foreign countries. These requirements involve lengthy and detailed laboratory and clinical testing procedures, sampling activities, an extensive FDA review process and other costly and time-consuming procedures. It often takes companies several years to satisfy these requirements, depending on the complexity and novelty of the product. We also are subject to numerous additional licensing and regulatory requirements relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Some of the most important requirements we face include:

•	FDA pre-market approval process;

•	European Union CE Mark requirements;

•	Japanese and other foreign regulatory and approval process;

•	California Department of Health Services requirements;

•	ISO 9001/EN46001 certification;

•	U.S., individual state and foreign nuclear requirements; and

•	U.S. Department of Transportation and International Air Transport Association requirements.

     Government regulation may impede our ability to conduct clinical trials and to manufacture our products. Government regulation also could delay our marketing of new products for a considerable period of time and impose costly procedures on our activities. The FDA and other regulatory agencies may not approve any of our products on a timely basis, if at all. Any delay in obtaining, or failure to obtain, such approvals could impede our marketing of any proposed products and reduce our product revenues.

     Further, regulations may change, and any additional regulation could limit or restrict our ability to use any of our technologies, which could harm our business. We also could be subject to new federal, state or local regulations that could affect our research and development programs and harm our business in unforeseen ways. If this happens, we may have to incur significant costs to comply with such laws and regulations.

We cannot predict the extent to which third-party payors may provide reimbursement for the use of our products.

     Our success in marketing products based on novel or innovative technology depends in large part on whether domestic and international government health administrative authorities, private health insurers and other organizations will reimburse customers for the cost of our product. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Further, many international markets have government managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. We cannot assure you that sufficient reimbursement will be available for any product that we may develop, in either the United States or internationally, to establish and maintain price levels sufficient to realize an appropriate return on the development of our products.

     If government and third party payors do not provide adequate coverage and reimbursement for our products, it will be very difficult for us to market our products to doctors and hospitals, and we may not achieve commercial success.

We may be unable to protect our intellectual property from infringement. A failure to protect our technology may affect our business negatively.

     The market for medical devices is subject to frequent litigation regarding patent and other intellectual property rights. It is possible that our patents or licenses may not withstand challenges made by others or protect our rights adequately.

     Our success depends in large part on our ability to secure effective patent protection for our products and processes in the United States and internationally. We have filed and intend to continue to file patent applications for various aspects of our technology. However, we face the risks that:

•	we may fail to secure necessary patents prior to or after obtaining regulatory clearances, thereby permitting competitors to market competing products; and

•	our already-granted patents may be reexamined, reissued or invalidated.

     We also own trade secrets and confidential information that we try to protect by entering into confidentiality agreements with other parties. We cannot be certain that any of the confidentiality agreements will be honored or, if breached, that we would have enough remedies to protect our confidential information. Further, our competitors may independently learn our trade secrets or develop similar or superior technologies. To the extent that our consultants, key employees or others apply technological information to our projects that they develop independently or others develop, disputes may arise regarding the ownership of proprietary rights to such information and there is no guarantee that such disputes will be resolved in our favor. If we are unable to protect our intellectual property adequately, our business and commercial prospects likely will suffer.

If our current products or licensed products infringe upon the intellectual property of our competitors, the sale of these products may be challenged and we may have to defend costly and time-consuming infringement claims.

     We may need to engage in expensive and prolonged litigation to assert any of our rights or to determine the scope and validity of rights claimed by other parties. With no certainty as to the outcome, litigation could be too expensive for us to pursue. Our failure to pursue litigation could result in the loss of our rights that could hurt our business substantially. In addition, the laws of some foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States, if at all.

     Our failure to obtain rights to intellectual property of third parties or the potential for intellectual property litigation could force us to do one or more of the following:

•	stop selling, making or using our products that use the disputed intellectual property;

•	obtain a license from the intellectual property owner to continue selling, making, licensing or using our products, which license may not be available on reasonable terms, or at all;

•	redesign our products or services; and

•	subject us to significant liabilities to third parties.

     If any of the foregoing occurs, we may be unable to manufacture and sell our products or license our technology and may suffer severe financial harm. Whether or not an intellectual property claim is valid, the cost of responding to it, in terms of legal fees and expenses and the diversion of management resources, could harm our business.

We may face product liability that could result in costly litigation and significant liabilities.

     Clinical testing, manufacturing and marketing of our products may expose us to product liability claims. Although we never have been subject to a product liability claim, we cannot assure you that there will not be any claims brought against us in the future. Even then, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business, financial condition and results of operations. Additionally, adverse product liability actions could negatively affect the reputation and sales of our products and our ability to obtain and maintain regulatory approval for our products.

The price of our stock may fluctuate unpredictably in response to factors unrelated to our operating performance.

     The stock market periodically experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may cause the market price of our common stock to drop. In particular, the market price of securities of small medical device companies, like ours, has been very unpredictable and may vary in response to:

•	announcements by us or our competitors concerning technological innovations;

•	introductions of new products;

•	FDA and foreign regulatory actions;

•	developments or disputes relating to patents or proprietary rights;

•	public concern over the safety of radiation-based therapeutic products;

•	failure of our results of operations to meet the expectations of stock market analysts and investors;

•	changes in stock market analyst recommendations regarding our common stock;

•	changes in healthcare policy in the United States or other countries; and

•	general stock market conditions.

Some provisions of our charter documents may make takeover attempts difficult, which could depress the price of our stock and inhibit your ability to receive a premium price for your shares.

     Provisions of our amended and restated certificate of incorporation could make it more difficult for a third party to acquire control of our business, even if such change in control would be beneficial to our stockholders. Our amended and restated certificate of incorporation allows our board of directors to issue up to five million shares of preferred stock and to fix the rights and preferences of such shares without stockholder approval. Any such issuance could make it more difficult for a third party to acquire our business and may adversely affect the rights of our stockholders. In addition, our board of directors is divided into three classes for staggered terms of three years. These provisions may delay, deter or prevent a change in control of us, adversely affecting the market price of our common stock.

Substantial future sales of our common stock in the public market may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.

     Most of our outstanding shares of common stock are freely tradable. The market price of our common stock could drop due to sales of a large number of shares or the perception that such sales could occur. These factors also could make it more difficult to raise funds through future offerings of common stock. We have approximately 24,310,585 shares of common stock outstanding, 11,140,541 of which were issued in connection with the acquisition of the former Endologix. Although officers and directors holding approximately 5,079,722 shares of our common stock will be unable to sell their shares until 180 days after the date the shares issued pursuant to the merger are registered, the possibility that the remaining shares issued in the merger could be sold may cause the market price of our common stock to drop.

USE OF PROCEEDS

     All proceeds from the sale of our common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

SELLING STOCKHOLDERS

     We issued 11,140,541 shares of common stock to the selling stockholders who were stockholders of the former Endologix on May 29, 2002, pursuant to the terms of an Agreement and Plan of Merger where we acquired all of the outstanding common stock of the former Endologix. In connection with the merger, we entered into a Registration Rights Agreement with the selling stockholders in which we agreed to file a registration statement with the SEC to register for resale the shares of our common stock received by them pursuant to the merger. In addition to the 11,140,541 shares we issued to the former Endologix stockholders pursuant to the merger, we may issue to each former Endologix stockholder additional shares of our common stock upon the achievement of a milestone in the regulatory approval process critical in bringing the acquired Endologix technology to the marketplace. Assuming the price of our common stock on such dates is $1.22 per share, which was the closing sale price of our common stock on the Nasdaq National Market on the date of the closing of the merger, we estimate that such number of shares will be 4,573,382 upon achievement of the milestone on or before March 31, 2004, or 2,286,691 shares upon achievement of the milestone by June 30, 2004.

     The following table sets forth information with respect to the shares of our common stock held by the selling stockholders as of the date of this prospectus, including the estimate of the number of shares which could be issued upon achievement of the milestone as described below.

			Shares Owned After Offering

	Shares Owned Prior
Name	to Offering(1)	Shares Offered(2)	Number	Percent

Kenneth W. Ackelberry	18,337	18,337	—	*

Adam Ventures, L.P.	28,210	28,210	—	*

Gary Anderson, M.D. and Debbie Anderson	141,052	141,052	—	*

Warren N. Ball	71,526	70,526	1,000	*

Bear East Partners	58,421	56,421	2,000	*

Charles Benson	28,210	28,210	—	*

Stephen C. Berens, M.D. and Roberta J. Berens	70,526	70,526	—	*

Donna J. Brown, Trustee for Gregory Brown(3)	35,263	35,263	—	*

Donna J. Brown, Trustee for Tracy L. Brown(3)	35,263	35,263	—	*

Franklin D. Brown(3)	1,288,571	1,283,571	5,000	*

Ron Burkey	705	705	—	*

Sonia Bustamante	2,116	2,116	—	*

C.R. Bard, Inc.	2,015,024	2,015,024	—	*

Louis Cannon	138,317	42,317	96,000	*

Romeo Carlos	3,526	3,526	—	*

			Shares Owned After Offering

	Shares Owned Prior
Name	to Offering(1)	Shares Offered(2)	Number	Percent

Jeff Carpenter	7,052	7,052	—	*

Della L. Cass and Timothy R. Cass, as trustees under the Cass Family Living Trust Agreement	112,841	112,841	—	*

Christopher U. Cates, M.D.	28,210	28,210	—	*

Marcelo H. Cerezo, M.D.	7,052	7,052	—	*

Cosmotec Co., Ltd.	989,167	846,310	142,857	*

Dean Witter & Co. as IRA custodian for Michael R. Henson	18,605	14,105	4,500	*

James DellaGatta	141,052	141,052	—	*

Myles Douglas, M.D.	2,732,172	2,732,172	—	*

John S. Douglas, Jr.	28,210	28,210	—	*

Bryan Eget	14,105	14,105	—	*

Jonathan B. Fassberg	14,105	14,105	—	*

Barbara Firestone	14,105	14,105	—	*

Julie Fralick	28,210	28,210	—	*

Robert Fultano	3,526	3,526	—	*

Brian Gray	21,158	21,158	—	*

Frank Groenwegen	161,052	141,052	20,000	*

Eberhard Grube	33,852	33,852	—	*

Marisol Guilloty	52,189	52,189	—	*

Vahid Hamidi	4,232	4,232	—	*

Harris Aortic Partners	599,470	599,470	—	*

Michael R. Henson(3)	1,581,653	1,262,413	319,240	*

Michael R. Henson, custodian for Courtney M. Henson UGMA/CA(3)	71,936	71,936	—	*

Linda Henson(3)	45,763	35,263	10,500	*

Henson Family Trust, 1/8/87, Michael R. Henson, TTEE(3)	627,150	423,155	203,995	*

Andrew Hirschberg	14,105	14,105	—	*

Jerrold Hirschberg	14,105	14,105	—	*

Achim Max Holmes	5,642	5,642	—	*

The Investment Enterprise Partnership YNED	144,631	84,631	60,000	*

			Shares Owned After Offering

	Shares Owned Prior
Name	to Offering(1)	Shares Offered(2)	Number	Percent

Paul K. Joas	28,210	28,210	—	*

William Knopf, M.D.	126,947	126,947	—	*

Kroll Family Trust	57,611	28,210	29,401	*

Fabian Laeveren	56,421	56,421	—	*

The Limited Partnership NED No. 3	144,631	84,631	60,000	*
Lincoln Trust Company Custodian FBO Gareld Anderson	28,210	28,210	—	*

William J. Livingston	253,893	253,893	—	*

Gilbert Madrid	60,652	60,652	—	*

Myrna V. Malazarte	63,473	63,473	—	*

Gustavo Martinez	807	807	—	*

Paul McCormick(3)	613,575	613,575	—	*

Elizabeth McCutchen	35,263	35,263	—	*

Roberts Mitani Capital, LLC	17,180	17,180	—	*

Victor Morgenstern	276,421	56,421	220,000	*

Bart R. Navarro	42,317	42,317	—	*

Luong Trieu Nguyen	1,646	1,646	—	*

Thanh V. Nguyen	3,966	3,966	—	*

Thanh T. Nguyen	5,642	5,642	—

Rajesh Nihalani	10,579	10,579	—	*

Jeffrey F. O’Donnell(3)	89,442	84,631	4,811	*

Helen M. Olson and Gordon H. Olson	11,284	11,284	—	*

Solomon Smith Barney as IRA custodian for Jeffrey H. Thiel(3)	14,784	11,284	3,500	*

Gunnar Pah	141,036	141,036	—	*

Tracy Pearson	16,374	9,874	6,500	*

Patrick Peeters	7,053	7,053	—	*

Trinh Van Pham	6,347	6,347	—	*

To V. Pham	20,925	17,925	3,000	*

Noel Rahn	84,631	84,631	—	*

Dieter Raithel	7,053	7,053	—	*

Bruce E. Roberts(3)	98,736	98,736	—	*

			Shares Owned After Offering

	Shares Owned Prior
Name	to Offering(1)	Shares Offered(2)	Number	Percent

Vinnie Ruggieri	14,105	14,105	—	*

Karen U. Uyesugi(3)	211,578	211,578	—	*

Timothy Sanborn, M.D.	28,210	28,210	—	*

Jodi Schwartzer	7,052	7,052	—	*

Samuel M. Shaolian	138,114	138,114	—	*

Mehrdad M. Shokoohi	28,210	28,210	—	*

William H. Shreve	19,626	16,926	2,700	*

Swartz Family Limited Partnership #4	28,210	28,210	—	*
T&L Investments, L.P.	1,763,146	1,763,146	—	*

Jeffrey H. Thiel(3)	62,539	22,568	39,971	*

Gerard von Hoffman(3)	52,034	14,105	37,929	*

Walker Family Trust C	74,109	56,421	17,688	*

Wayo Co., Ltd.	282,103	282,103	—	*

Branco Weiss	282,103	282,103	—	*

Rodney White	32,442	32,442	—	*

Bill Wolenchuk	14,105	14,105	—	*

Robert Wrasper	28,210	28,210	—	*

David R. Young	141,052	141,052	—	*

Frank Zeng	22,039	22,039	—	*

Total	17,004,515	15,713,923	1,290,592

*	Less than one percent.

(1)	The number of shares of common stock owned prior to this offering include those shares of common stock issued to the selling stockholder on May 29, 2002 under the terms of the merger, plus any of the shares of our common stock beneficially held by the selling stockholder.

(2)	For each of the selling stockholders, the number of shares of common stock being offered under this prospectus represents the number of shares of our common stock issued at the closing of the merger, plus, based on our good faith estimate, an aggregate of 4,573,382 additional shares which may be issued to the selling stockholders upon the achievement of a milestone on the earliest targeted date.

(3)	Selling stockholders Franklin D. Brown, Michael R. Henson, Paul McCormick, Jeffrey F. O’Donnell, Bruce E. Roberts, Jeffrey H. Thiel, Karen Uyesugi and Gerard von Hoffman are each either current or former officers and/or directors of our company or of the former Endologix, Inc. These selling stockholders acquired their shares of our common stock under the same terms and conditions as all other selling stockholders listed in the table above.

PLAN OF DISTRIBUTION

     We will not receive any of the proceeds from the sale of common stock offered pursuant to this prospectus. The shares of our common stock offered pursuant to this prospectus may be offered and sold from time to time by the selling stockholders listed in the preceding section, or their donees, transferees, pledgees or other successors in interest that receive such shares as a gift or other non-sale related transfer. These selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. All or a portion of the common stock offered by this prospectus may be offered for sale from time to time on The Nasdaq National Market or on one or more exchanges, or otherwise at prices and terms then obtainable, or in negotiated transactions. The distribution of these securities may be effected in one or more transactions that may take place on the over-the-counter market, including, among others:

•	ordinary brokerage transactions;

•	privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

     The selling stockholders may pay usual and customary or specifically negotiated brokerage fees or commissions.

     To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents also may receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares offered pursuant to this prospectus. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 or other exemption from registration may be sold under Rule 144 or other exemption rather than pursuant to this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under current applicable rules and regulations of the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and will inform them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares being offered pursuant to this prospectus.

     The selling security holders are not obligated to, and there is no assurance that the selling security holders will, sell any or all of the shares.

     We will bear all costs, expenses and fees in connection with the registration of the resale of the shares covered by this prospectus. We have agreed to indemnify the selling stockholders, and each underwriter, if any, for liabilities based on untrue material facts, or omissions of material facts, contained in this prospectus. The selling stockholders have agreed to indemnify us for liabilities based on untrue material facts, or omissions of material facts, contained in this prospectus, but only to the extent that such material fact or omission is made in reliance on written information furnished by the selling stockholders. The selling stockholders will pay any applicable underwriters’ commissions and expenses, brokerage fees or transfer taxes. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, 660 Newport Center Drive, Suite 1600, Newport Beach, California 92660.

EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of the former Endologix, Inc. included in our proxy statement filed with the Securities and Exchange Commission on April 26, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The financial statements of the former Endologix, Inc. are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and filed with the SEC on March 27, 2002;

•	Proxy Statement on Schedule 14A concerning the special meeting of stockholders filed with the SEC on April 26, 2002;

•	Report on Form 10-K/A for the fiscal year ended December 31, 2001 and filed with the SEC on April 30, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and filed with the SEC on May 14, 2002; and

•	Current Report on Form 8-K, relating to the acquisition of the former Endologix, filed with the SEC on June 13, 2002.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Investor Relations Endologix, Inc. 13900 Alton Parkway, Suite 122 Irvine, California 92618 949/457-9546

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares of common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

WHERE YOU CAN FIND MORE INFORMATION

     We are a public company. We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

     Our common stock is traded as “National Market Securities” on the Nasdaq National Market. You can also inspect material filed by us at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Securities and Exchange Commission Fee	$1,417
Accounting Fees and Expenses	15,000
Legal Fees and Expenses	15,000
Miscellaneous Expenses	6,583

Total	$38,000

     We will pay all expenses of the offering, other than selling discounts, commissions and legal fees and expenses incurred separately by the selling stockholders.

Item 15. Indemnification of Directors and Officers.

     Our Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our Bylaws provide that Endologix shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by Delaware law.

     Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action (other than an action by or in the right of the corporation), has no reasonable cause to believe his or her conduct was unlawful.

     The directors and officers of Endologix are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by Endologix.

Item 16. Exhibits.

     The following exhibits are filed as part of this registration statement:

2.1	Agreement and Plan of Merger dated as of February 8, 2002, by and among the Registrant, RMS Acquisition Corp. and Endologix, Inc., incorporated by reference to Exhibit 2.6 of the Annual Report on Form 10-K for the year ended December 31, 2001 filed by the Registrant on March 27, 2002.

4.1	Form of Registration Rights Agreement dated May 29, 2002 by and between Radiance Medical Systems, Inc. and the former stockholders of Endologix, Inc. (incorporated by reference from Exhibit Number 2.6 to our Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission on March 27, 2002, as Exhibit A to the Agreement and Plan of Merger dated as of February 8, 2002 by and among Radiance Medical Systems, Inc., RMS Acquisition Corp. and Endologix, Inc.)

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation

23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Ernst & Young LLP Independent Auditors

24.1	Power of Attorney (included on signature page)

Item 17. Undertakings.

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where, interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or give, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (d)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e)  The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 20th day of June, 2002.

ENDOLOGIX, INC.

By:	/s/ Franklin D. Brown

Franklin D. Brown Chief Executive Officer

POWER OF ATTORNEY

     We, the undersigned directors and officers of Endologix, Inc., do hereby constitute and appoint Franklin D. Brown and David M. Richards, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or ether of them, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Franklin D. Brown Franklin D. Brown	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	June 20, 2002

/s/ Paul M. McCormick Paul M. McCormick	President and Director	June 20, 2002

/s/ David M. Richards David M. Richards	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	June 20, 2002

/s/ Maurice Buchbinder Maurice Buchbinder, M.D.	Director	June 20, 2002

/s/ Edward B. Diethrich, M.D. Edward B. Diethrich, M.D.	Director	June 20, 2002

/s/ Michael R. Henson Michael R. Henson	Director	June 20, 2002
Jeffrey F. O’Donnell	Director	June 20, 2002

/s/ Jeffrey H. Thiel Jeffrey H. Thiel	Director	June 20, 2002

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger dated as of February 8, 2002, by and among the Registrant, RMS Acquisition Corp. and Endologix, Inc., incorporated by reference to Exhibit 2.6 of the Annual Report on Form 10-K for the year ended December 31, 2001 filed by the Registrant on March 27, 2002.

4.1	Form of Registration Rights Agreement dated May 29, 2002 by and between Radiance Medical Systems, Inc. and the former stockholders of Endologix, Inc. (incorporated by reference from Exhibit Number 2.6 to our Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission on March 27, 2002, as Exhibit A to the Agreement and Plan of Merger dated as of February 8, 2002 by and among Radiance Medical Systems, Inc., RMS Acquisition Corp. and Endologix, Inc.)

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation

23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Ernst & Young LLP, Independent Auditors

24.1	Power of Attorney (included on signature page)